82-4520

Schedule A
Page 1

02 SEP 17 AM 9:21

Blackstone ~~Ventures Inc.~~ Resources

SUPPL

Financial Statements

Three Months Ended June 30, 2002

(Unaudited – prepared by management)

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

dlw 9/18

BLACKSTONE VENTURES INC.

Balance Sheet
June 30, 2002
(Unaudited - prepared by management)

	June 30 2002	March 31 2001
ASSETS		
Current		
Cash	$ 461	$ 1,053
Accounts receivable	3,492	16,398
Prepaid expenses	15,650	15,650
	19,603	33,101
Investment in Monster Copper Resources Inc	729,564	729,564
Capital Assets, net of accumulated amortization of $ 8,818 (2001-$ 8,392)	750	850
Mineral Properties (Note 2)	466,177	436,705
	$ 1,216,094	$ 1,200,220
LIABILITIES		
Current		
Accounts payable	$ 170,034	$ 172,228
Payable to related parties (Note 4)	226,605	206,479
	396,639	378,707
SHAREHOLDERS' EQUITY		
Share Capital (Note 3)	4,551,885	4,522,985
Deficit	(3,732,430)	(3,701,472)
	819,455	821,513
	$ 1,216,094	$ 1,200,220

APPROVED BY THE BOARD

"Donald A. McInnes" Director

"Brian Butterworth" Director

BLACKSTONE VENTURES INC.

Statement of Loss & Deficit
Three Months Ended June 30, 2002
(Unaudited - prepared by management)

	2002	2001
Expenses		
Amortization	$ 100	$ 125
Interest and bank charges	98	50
Legal and audit	349	--
Management fees (Note 5)	10,941	11,538
Office services	8,051	7,661
Rent	4,421	4,371
Transfer agent and shareholder communications	4,152	5,871
Telephone	834	1,249
Travel and promotion	2,012	2,055
Net loss for period	30,958	32,920
Deficit, Beginning of Period	3,701,472	2,766,036
Deficit, End of Period	$ 3,732,430	$ 2,798,956
Loss Per Share	$ 0.02	$ 0.02

BLACKSTONE VENTURES INC.

Statement of Cash Flows
Three Months Ended June 30, 2002

(Unaudited - prepared by management)

	2002	2001
Cash Flows From Operating Activities		
Cash paid to suppliers	(592)	(11)
Decrease in Cash	(592)	(11)
Cash, Beginning of Period	1,053	184
Cash, End of Period	$ 461	$ 173

Supplementary information on non-cash transactions

Mineral property acquisition costs	$ (28,900)	--
Shares issued for mineral property	28,900	--

BLACKSTONE VENTURES INC.

Statement of Mineral Property Expenditures
Three Months Ended June 30, 2002
(Unaudited - prepared by management)

	Balance March 31, 2002	Acquisition Costs	Exploration Costs	Balance June 30, 2002
Quebec				
Premier	$ 3,718	$ --	$ 572	$ 4,290
Nunavut				
GT Claims	105,739	--	--	105,739
Spider	227,622	28,900	--	256,522
Urses	99,626	--	--	99,626
	$ 436,705	$ 28,900	$ 572	$ 466,177

BLACKSTONE VENTURES INC.

Notes to Financial Statements
June 30, 2002
(Unaudited - prepared by management)

1. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which include the following significant policies:

Operations

The company was incorporated on June 6, 1985. It conducted oil and gas operations from incorporation to 1991, was inactive from 1992 to 1994 and commenced mineral property explorations in 1995. On September 20, 2000 the company consolidated its shares on the basis of 1 new common share for every 2.5 old common shares and also changed its name from Blackstone Resources Inc. to Blackstone Ventures Inc. The consolidation of share capital and name change received regulatory approval on April 19, 2001.

Mineral Property Interests

The Company accounts for its mineral properties whereby costs relative to the acquisition of, exploration for and development of these properties are capitalized by property. All sales and option proceeds received are first credited against the costs of the related property, with any excess credited to earnings. No gains or losses are recognized on the partial sale or disposition of properties except in circumstances which result in significant dispositions of reserves. Once commercial production has commenced, these net costs are charged to future operations using the unit-of-production method based on estimated recoverable reserves by property. The net costs related to abandoned properties are charged to earnings.

The recoverability of the amounts shown for mineral properties and related costs are dependent upon the confirmation of economically recoverable reserves, the ability of the company to obtain the necessary financing to successfully complete their development and to meet the requirements, from time to time, of lenders who are providing this financing and upon future profitable production.

Capital Assets

Capital assets are recorded at cost. Amortization is recorded using the declining balance method at an annual rate of 30%.

BLACKSTONE VENTURES INC.

Notes to Financial Statements
June 30, 2002
(Unaudited - prepared by management)

2. MINERAL PROPERTY INTERESTS

YUKON TERRITORY

Monster & Ogilvie

On April 30, 1994 and by way of subsequent agreements the company acquired an 80% interest in the Monster group of claims located in the Dawson Mining District.

On July 31, 2001, the company granted Monster Copper Resources Inc ("MCR") an option to earn all of its interests on the Monster and Ogilvie properties for the following consideration:

- 1,256,938 fully paid and non-assessable common shares of MCR representing 32% of the issued and outstanding shares of MCR (issued)
- completion by MCR of a minimum $70,000 work program to identify drill targets(completed)
- MCR to have its shares listed or posted for trading on a North American exchange or market by December 31, 2003.

The company's investment in MCR is valued at $729,564, representing the carrying value of the properties at the time of disposition.

BLACKSTONE VENTURES INC.

Notes to Financial Statements
June 30, 2002
(Unaudited - prepared by management)

2. MINERAL PROPERTY INTERESTS (continued)

Dromedary

The company acquired 100% interest in a group of mineral claims located in the Whitehorse Mining District, Yukon Territory under an option agreement dated June 18, 1996. Pursuant to the option, the company will issue 250,000 shares when, after fulfillment of the option, a further $800,000 has been spent on exploration of the property.

Taiga Joint Venture

During 1997 the company and Red Lake Resources Inc. (formally Glenhaven Ventures Inc.) entered into a joint venture (the "Taiga Joint Venture") to stake and explore claims in the Taiga Project area. 803 claims were staked pursuant to this joint venture at a cost (50%) to the company of $ 83,797. The company decided not to pursue exploration of this property and all costs were written off at March 31, 2002.

QUEBEC

Premier

The company has staked a 38,600 acre mineral property in the Otish Mountain region of central Quebec. As consideration for certain proprietary data on the property, the company has provided BHP Billiton Diamonds Inc. with the right to back into a 51% interest in the property by spending $4,000,000 on exploration over a four year period. The back in right will be granted once the company has incurred exploration expenditures of $1,000,000 and drilled five diamond holes during the next four years. BHP Billiton can earn an additional 9% interest by spending an additional $6,000,000 in exploration costs.

On January 14, 2002, the company granted Northern Empire Minerals Ltd. (NEM) an option to acquire 75% interest, subject to the back in right granted to BHP Billiton Diamonds Inc., in the Premier property by paying staking costs, incurring exploration expenditures of $1,000,000 over a four year period and funding the drilling of the first five diamond holes.

BLACKSTONE VENTURES INC.

Notes to Financial Statements
June 30, 2002
(Unaudited - prepared by management)

2. MINERAL PROPERTY INTERESTS (continued)

NUNAVUT

GT Claims

On January 3, 2001, the company entered into an option agreement with Anglo Celtic Exploration Ltd. and 4763 NWT Ltd. whereby the company can earn a 70% interest in the 122,000 acre GT claims located in the Coronation Gulf area, Nunavut for the following consideration:

- Minimum exploration expenditures of $6.00 per acre over three years
- Reimbursement of staking costs of $0.85 per acre (paid)
- Issue of 400,000 share of the company, 100,000 shares on execution of the option agreement (issued), an additional 100,000 shares on the first, second and third anniversary dates of the agreement.

Upon completion of the company's obligations, a joint venture shall be formed for the purposes funding all further exploration on the property. The optionors will retain a 2.5% net smelter return royalty on all base or precious metals and a 2.5% gross overriding royalty on all diamonds. The company may purchase 1.25% of the royalties at anytime for $2.5 million each.

Ursus

On December 4, 2001, the company entered into an option agreement with 4763 NWT Ltd. to earn a 100% interest in the 116,000 acre Ursus property located in the Coronation Gulf area, Nunavut for the following consideration:

- Minimum exploration expenditures of $6.00 per acre over three years
- Reimbursement of staking costs of $0.60 per acre (paid)
- Issue of 1,200,000 share of the company, 300,000 shares on execution of the option agreement (issued), and an additional 300,000 shares on the first, second and third anniversary dates of the agreement. A full warrant is attached to the 300,000 shares which were issued on January 28, 2002. The warrant is exercisable for a one year term from the date of issue at $0.40 per share and will have a one year trading restriction from the time of issuance.

The company paid a finder's fee to an arm's length party of 30,000 shares of the company for consulting services which led to acquisition of the property. The optionor will retain a 2% net smelter royalty on all base and precious metals and a 2% gross overriding royalty on all diamonds. The company may purchase 1% of each royalty at anytime for $1 million.

BLACKSTONE VENTURES INC.

Notes to Financial Statements
June 30, 2002
(Unaudited - prepared by management)

2. MINERAL PROPERTY INTERESTS (continued)

Spider

On February 14, 2002, the company entered into an option agreement with Hunter Exploration Group to earn an 80% interest in the four Spider properties covering approximately 205,000 acres in the Coronation Gulf area, Nunavut for the following consideration:

- Minimum exploration expenditures of $1,680,000
- Reimbursement of staking costs of $1.10 per acre staked
- Issue of 680,000 share of the company, 170,000 shares on execution of the option agreement (issued), and an additional 170,000 shares on the first, second and third anniversary dates of the agreement.
- Advance royalty payments of $42,500 beginning on December 31, 2002.

The company may earn a further 10% interest by incurring additional exploration expenditures of $3.4 million prior to December 31, 2009.

The optionor will retain a 2% net smelter royalty and 2% gross overriding royalty on the property. The company may purchase 1% of each royalty at any time for $1 million.

BLACKSTONE VENTURES INC.

Notes to Financial Statements
June 30, 2002
(Unaudited - prepared by management)

3. SHARE CAPITAL

Authorized 100,000,000 common shares without par value

	Number of Shares	Amount
Issued and fully paid:		
Balance, March 31, 2000	10,854,233	3,805,864
Issued for debt	2,091,215	209,121
Issued for cash	50,000	5,000
Balance, March 31, 2001	12,995,448	4,019,985
Share consolidation 2.5 to 1	(7,797,268)	--
Conversion of Special Warrants	2,800,000	280,000
Issued for mineral properties	430,000	43,000
Issued for cash	1,800,000	180,000
Balance, March 31, 2002	10,228,180	$ 4,522,985
Issued for mineral properties	170,000	28,900
Balance, June 30, 2002	10,398,180	$ 4,551,885

The following options and warrants to purchase shares of the company were outstanding as of the date of these financial statements:

Description	Number of Shares	Issue Price Per Share	Expiry Date
Directors' and employee's options	264,000	$0.10	July 15, 2004
Directors' and employee's options	535,000	$0.10	November 30, 2006
Share purchase warrants	2,500,000	$0.10/0.12	Aug 1, 2002/Aug 1, 2003
Share purchase warrants	750,000	$0.15	December 13, 2002
Share purchase warrants	300,000	$.40	December 13, 2002

BLACKSTONE VENTURES INC.

Notes to Financial Statements
June 30, 2002
(Unaudited - prepared by management)

4. RELATED PARTY TRANSACTIONS

The amounts receivable from or payable to related parties are from a company with directors and officers in common. Management fees of $ 10,941 (2001-$11,538) were also paid for services rendered during the period by that company.

5. INCOME TAXES

As at March 31, 2002 the company had approximately $1,800,103 in losses available for application against future year's taxable incomes. If unused, these losses will expire in 2003 ($66,504), 2004 ($266,411), 2005 ($466,342), 2006 ($334,187), 2007 ($185,037), 2008 ($296,620) and 2009 ($185,002)

The company also has other deductions as at March 31, 2002 available for Canadian income tax purposes of $1,660,463 which have no expiry date. The future benefits, which may arise from these deductions, have not been recorded in these financial statements.

6. FINANCIAL INSTRUMENTS

The carrying values of cash, accounts receivable, accounts payable, approximate their fair values in Canadian funds as of the date of these financial statements.

7. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions about future events that effect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Schedule B

Form 51 – 901F

BLACKSTONE VENTURES INC.

Form 51 – 901F Quarterly Report
Report to Shareholders
Three Months Ended June 30, 2002
(Unaudited - prepared by management)

1. EXPLORATION COSTS

Exploration expenditures during the three months ended June 30, 2002:

Professional fees	$ 572

3(a) SECURITIES ISSUED DURING THREE MONTHS ENDED JUNE 30, 2002

Date	Type of Share	Number	Price	Proceeds	Consideration
April 11, 2002	Common	170,000	$0.17	$28,900	Property Acquisition

3(b) No stock options were granted during the three months ended June 30, 2002

5. DIRECTORS

Donald A McInnes, Director and President
John Greig, Director and Chairman
Brian Butterworth, Director and Vice President, Exploartion
R Stuart Angus, Director
Kelvin Dushnisky, Director
Rupert A Legge, Director

Schedule C

Management Discussion and Analysis of Financial Condition and Results Of Operations

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto.

OVERVIEW

The Company is a mining exploration and development company and currently has no producing properties nor operating income and cash flows.

The Company's policy is to capitalize all net costs related to acquisition and exploration of its mineral properties. The Company evaluates each property on the completion of an exploration program on that property and determines whether or not it will continue to hold and possibly further explore the property, sell the property or abandon the property. The net capital costs of a property are charged to earnings on the sale or abandonment of the property

OPERATING RESULTS

June 30, 2002 and 2001

The Company had net losses of $30,958 and $32,920 and a net loss per share of $0.02 and $0.02, respectively, during the three month period ending June 30, 2002 and 2001.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2002, the Company had a working capital deficiency, described as current liabilities in excess of current assets, of $377,036 compared to a working capital deficiency of $345,606 during the same period of 2001. 170,000 common shares were issued for property acquisition during the three months ending June 30, 2002.

Schedule C

BLACKSTONE VENTURES INC.

Form 51 – 901F Quarterly Report
Report to Shareholders
Three months ended June 30, 2002

Letter to Shareholders:

During the quarter, Blackstone like other companies involved in diamond exploration, has been frustrated with illiquid stock markets, investor disinterest and an inability to properly finance exploration of its assets. On the positive side, significant progress has been in moving Monster Copper resources from being a private to a public company.

The Board of Directors of the Company will continue to seek out new sources of capital and ways to finance exploration of its 450,000 acres of mineral lands in Nunavut Territory and also seek out new exploration opportunities that are financeable. This will cause the board to focus on Canadian opportunities, as financing associated with flow through are probably the most attractive way to finance mineral exploration today.

It is expected that Monster Copper will be public by year-end through its takeover of Coventry Charter Corporation. This could be very exciting for Blackstone as Michael Downes President of Monster Copper has done a superb job of assembling a talented team and promising business plan focusing on the discovery of iron oxide hosted copper gold deposits.

On behalf of the Board of Directors:

"Donald McInnes"

Donald McInnes

August 28th, 2002